EXHIBIT 14.1

APRIA HEALTHCARE GROUP INC.
CODE OF ETHICAL BUSINESS CONDUCT

ETHICS ACTION QUICK TEST

If you are confronted with an ethical situation that you are not sure how to handle, judge your response against the following simple guidelines:

  IS THE ACTION LEGAL?
  DOES IT COMPLY WITH OUR VALUES?
  IF YOU DO IT, WILL YOU FEEL UNCOMFORTABLE?
  HOW WILL IT LOOK IN THE NEWSPAPER?
  IF YOU KNOW IT IS WRONG, DON'T DO IT.
  IF YOU'RE NOT SURE, ASK.
  KEEP ASKING UNTIL YOU GET AN ANSWER.

Use the resources available to you within the Company to solve ethical problems. Refer to the “Getting Answers to Ethical and Compliance Questions” section of this Code for Company resources. Don’t act alone.

INTRODUCTION TO COMPLIANCE

This Code describes longstanding policies and guidelines that Apria Healthcare follows to ensure its business is conducted with integrity and in compliance with applicable governmental laws, rules and regulations. Every director and employee is expected to understand and follow the policies and guidelines outlined here.

Violating the law could subject Apria Healthcare and the individuals involved to civil and criminal proceedings, regulatory action and private lawsuits. Any director or employee who violates the policies and guidelines in this Code will be subject to disciplinary action, up to and including termination of employment or removal as a director.

Directors and employees who violate the law can be substantially penalized, including fines running into the hundreds of thousands of dollars, a significant prison term, and repayment of any profits earned.

For the Company, violating the law can mean a fine of many millions of dollars, the loss of important customers, payment of treble damages and disqualification from participation in federal healthcare programs.

We have established audit procedures to detect illegal practices. However, if you become aware of an ethical or legal violation, including violation of the policies in this Code, you have an obligation to report it to the Corporate Compliance Officer or to the Compliance Hotline.

ETHICAL AND LAWFUL BEHAVIOR

It is important that all Apria Healthcare directors, managers and employees follow the basic principles and policies outlined in this Code. Review this Code carefully with a seriousness of purpose. You will be expected to know its contents and to govern your actions in accordance with its principles.

As a leader in the home healthcare industry, Apria Healthcare must meet high standards of ethical and legal conduct. Our reputation for quality, integrity, honesty and respect in all business dealings is essential to our continued success.

Each of us has a stake in that success. Our individual careers, as well as our future as a Company, depend on a conscious dedication to the ethical principles, values and standards of conduct outlined in this Code. We have firmly committed this organization and its resources to setting the standard for our industry.

Apria Healthcare is serious about ethical conduct and complying with all laws that affect our business. In today’s highly competitive and heavily regulated healthcare marketplace, business decisions are more difficult than ever. The government, the media and the general public all have an unprecedented interest in the way we conduct our business. We will not take actions that undermine our ethical principles or violate legal requirements. We must be the best at what we do and commit ourselves to do the right things all the time. We must always remember our obligation to our customers and patients, and understand that our livelihood depends upon establishing and maintaining their trust and confidence in our services and products.

This Code opens many avenues for you to address your concerns, including the Compliance Hotline. With your help and cooperation, Apria Healthcare’s performance will demonstrate to all that sound ethical and legal practices not only mean doing the right thing; they also mean good business.

Remember that it takes only one unethical or unlawful act to destroy the goodwill the Company has earned from suppliers, customers, patients and the public. While it is impossible for this Code to catalog every situation that might arise, the following general principles are important:

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Deal with suppliers and customers on a fair and honest basis. Buying and selling must be done on an “arm’s length” basis, free of any kickbacks, bribes, secret commissions, gifts or favors. Customers and patients should be furnished with accurate information regarding services and products provided and be billed fairly and correctly.

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We also must maintain books and records and accounting controls for the entire Company that accurately and fairly reflect our income and expenses. Our employees must follow these accounting controls, which are designed to protect not only against bribes but also against the use of Company assets in unauthorized ways, such as, for example, not recording or obtaining internal managerial authorization for financial transactions and maintaining improper bank accounts. Each director and employee is required to cooperate fully with the Company’s internal and external auditors.

•

Avoid any situation in which your independent business judgment might appear to be compromised. Charges of bad faith and misdealing can arise in any situation where your personal interests and the Company’s interests are not the same. For this reason, directors and employees should not have a financial interest in customers, suppliers or competitors of the Company (except for owning less than one percent of the stock of a publicly traded company). Directors and employees also cannot work for a customer, supplier or competitor without prior management approval.

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Make candid reports to directors, management and fellow employees. Among other things, this requires that reports contain accurate information and that accounting records be properly maintained in accordance with generally accepted accounting principles. It also means that employees must fully and frankly disclose to management anything that might affect the Company’s reputation.

•

Protect proprietary information. In dealings outside of work, be careful not to divulge information about the Company, its business, or its patients, even accidentally. For example, matters that should not be disclosed include:

•	undisclosed financial results;
•	lists of suppliers or customers (including patients);
•	contract terms;
•	prices;
•	confidential information disclosed to the Company by customers, suppliers or any other firm with which we do business;
•	policy, procedure and training manuals;
•	reports and memoranda concerning the Company, including internal and external audit and consultant reports.

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Do not duplicate licensed computer software; without clearly documented permission, do not use trademarks that we do not own; and do not reveal trade secrets disclosed to the Company. Willful infringement of a copyright is a crime.

•

Except for contributions to the Company’s political action committee, APRIAPAC, and lobbying efforts on behalf of the Company (at the direction of the corporate office), keep political activities separate from the Company’s business. If you decide to make a political contribution other than to APRIAPAC (including providing services), it should be made with your funds and in your name, not the Company’s. Company stationery or facilities should not be used for personal or political purposes. If a director or employee is appointed to or decides to run for a governmental office, he or she should first consult with management to ensure a conflict of interest does not arise.

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Act as conscientious stewards of the natural resources around us. This means that we must comply with applicable environmental laws and regulations, as well as show respect for our neighbors, in particular, in the area of disposal of medical waste.

If you are unsure whether a particular situation or activity amounts to a conflict of interest or unlawful or unethical behavior, consult the Company’s resources, listed below in “Getting Answers to Ethical and Compliance Questions.”

GETTING ANSWERS TO ETHICAL AND COMPLIANCE QUESTIONS

Open discussion of ethical and legal issues without fear of retribution is vital to the effectiveness of the Apria Healthcare Corporate Compliance Program. Apria Healthcare will not tolerate retaliation against any employee who, in good faith, reports an ethical or legal concern. Should you have a question about legal or ethical issues that arise in the performance of your job, you should take advantage of the following Apria Healthcare communications and compliance resources.

I.    Use the Apria Healthcare Five-Step Program.

       A.        Discuss the issue with your supervisor.

Your immediate supervisor knows you and the issues in your workplace better than anyone else in the Company. Give your supervisor a chance to solve the problem. Supervisors have access to a variety of Company resources to address a problem.

       B.        Consult written policies and procedures.

The Company’s policies and procedures address many issues that arise on a day-to-day basis. Many resources are available in hard-copy format and some are also available online on ApriaNET. Read through the relevant policy and discuss it with your supervisor.

       C.        Speak to your department manager.

If you and your supervisor cannot find an answer, or you do not feel that your concern is receiving proper attention, you can request a meeting with your department manager to discuss the matter further.

       D.        Speak to the Division Human Resources Manager and/or the Regional Vice President.

If your department manager is unable to resolve the matter to your satisfaction, you can contact your Division Human Resources Manager or bring the matter directly to your Regional Vice President.

       E.        Bring the matter to the attention of Corporate Employee Relations Department or another member of senior management.

Matters that cannot be resolved at the local or regional level can be brought to the Corporate Employee Relations Department or other Company officials.

II.	Use the Apria Healthcare Compliance Hotline: 1 (888) COMPLY-9 or 1 (888) 266-7599.

If for whatever reason you feel uncomfortable about communicating a concern to your supervisor or Company managers, you can call the Compliance Hotline, Monday through Friday from 8:30 AM - 5:00 PM Pacific Time. The call will not be traced and your anonymity will be preserved up to the limits of the law, if you wish to remain anonymous. All reports will be investigated or referred to appropriate management personnel for resolution.

III.	Use the Apria Healthcare Legal Department as a Resource

For questions on legal matters relating to contracts, billing, potential conflicts of interest, sales incentives or other legal or ethical issues, the Company’s internal legal staff can provide guidance and assistance in finding solutions and answers. The Legal Department can review and answer questions about government rules and regulations governing our business. Reports about improper or illegal acts may also be made to any attorney in the Legal Department.

MARKETING AND CUSTOMER SERVICE

It is against the law and Company policy to provide a “kickback” or any other improper incentive or inducement to a referral source or any other party for the referral of home healthcare services and products. Such incentives may include excessive discounts, supplies and equipment, gifts, write-offs, professional courtesy or improper leases.

Apria Healthcare will not seek or retain a referral source relationship that involves an improper incentive or inducement. If a referral source requests a service or a concession that you believe to be improper, do your best to explain why we cannot do what is being asked. Seek help from your local manager or the Legal Department if necessary. In many cases, a referral source will withdraw an improper request if the legal issues are properly explained. If you are not successful, you must be prepared to lose an account that will not conform to the requirements of the law.

Apria Healthcare is subject to federal and state laws, rules and regulations that prohibit the offering, soliciting, giving or receiving of anything of value to an existing or potential referral source to induce such referral source to refer home healthcare business to Apria Healthcare. For example, the Medicare and Medicaid programs prohibit inducements to refer goods and services that are reimbursable under either of those programs. Such inducements include bribes, rebates, gratuities or kickbacks. In addition, federal and state self-referral laws prohibit a physician from ordering goods and services from a healthcare provider with which the physician (or a member of his or her immediate family) has a financial relationship, unless the relationship is covered by a statutory exception.

It has been Apria Healthcare’s longstanding policy to specifically prohibit any employee, agent or consultant from offering, giving, soliciting or receiving any form of inducement. Any of these acts can result in the civil and criminal prosecution of both the individual involved and Apria Healthcare. Personal funds or resources may not be used to do that which the Company is otherwise prohibited from doing.

It is a violation of the law and Apria Healthcare policy for an employee to provide or offer any inducement for the purpose of obtaining orders for equipment and services that are reimbursable under the governmental programs.

An inducement, by definition, requires interaction with a referral source or potential referral source. Accordingly, sales and service representatives have a special responsibility to be aware of the laws, rules and regulations dealing with inducements and must be particularly sensitive to any situation that could result in an inducement. Some situations (such as giving a doctor cash in return for his or her business) are clearly illegal. Other situations are less obvious but may nevertheless be construed as an illegal inducement. Federal law and, in some cases, state law provide that an inducement may be direct or indirect, in cash or in kind.

Whenever a referral source or a prospective referral source makes a request, or you become aware of a practice that you believe could be construed as an inducement, bring it to the attention of your Regional Vice President of Sales, Regional Vice President of Operations, or corporate department head, who will contact Apria Healthcare’s attorneys to discuss the practice. If you have any questions, do not act alone. The legal consequences to you and to Apria Healthcare of a mistake in this area could be significant.

The following discussion includes some general guidelines for dealing with certain common marketing practices. (Note: This list of practices is not meant to be all-inclusive. There are many other practices that are not discussed below that could be construed as an inducement.)

1.

Customer Discounts - It is common practice in the home healthcare industry to negotiate customer discounts (i.e., reductions in retail fee schedule amounts). Generally, the practice is not considered an illegal inducement so long as the discounted price does not fall below Apria Healthcare’s costs. Problems may arise, however, if the amount of a discount appears to be tied directly to the volume of Medicare and/or Medicaid referrals a customer is likely to make to Apria Healthcare. Discounts should only be based upon:

•	competitive factors such as pricing and discounts offered by another home healthcare provider;
•	the total estimated monthly volume of an account, including orders billed to the customer, patients and other third party payors;
•	special service requirements; and
•	ease of payment collection.

      Discounts should never be based on Medicare or Medicaid volume.

2.

Free Trials - Apria Healthcare does not encourage the use of free trials as a routine sales practice. Free trials should only be offered to potential referral sources to demonstrate the quality of Apria Healthcare’s services and products. Any free trial must have the prior approval of your Regional Vice President of Operations, Regional Vice President of Sales, or corporate department head.

•	Only a limited number of trial orders should be filled free-of-charge; and
•	During the free trial, no one (including the referral source, patients and third party payors) is to be billed for any product or service provided by Apria Healthcare as part of the free trial.

3.

Referral Source Gifts - Apria Healthcare does not encourage the giving of gifts to referral sources. However, gifts valued at less than $35 are allowed on an occasional basis, such as an annual holiday or the birth of a baby. All expenditures (including gifts and meals) in excess of $35 must be approved by your Regional Vice President of Operations, Regional Vice President of Sales, or corporate department head, in advance, on a travel and entertainment reimbursement request form. Remember, gifts should not be tied to the value or volume of referrals.

4.

Real Property Leases with Referral Sources - Rental of space to or from referral sources or potential referral sources and rental of space to or from parties to whom the Company may refer must be reviewed and handled by the corporate Real Estate and Legal Departments. A standard property information checklist can be obtained from the Real Estate Department and must be completed by the other party to the lease.

5.

Agreements with Referral Sources for Delivery of Home Medical Equipment and Services - To ensure that such agreements comply with all laws and regulations related to the delivery of home medical equipment and services, including the execution of personal services and management contracts with respect to the provision of these goods and services by referral sources, all agreements with referral sources or potential referral sources must be submitted to the Contract Services Department or the Legal Department for preparation, review, approval and signature.

6.

Billing Adjustments - Some referral sources may object to paying for all or a part of their bills or may request that Apria Healthcare forgive or adjust all or part of their bills. In many instances such adjustments may be inappropriate. In general, such adjustments may be made only in cases of an honest misunderstanding between the referral source and the Company, or an error on the part of Apria Healthcare. Do not make promises or deals with a referral source with respect to the referral source’s bill. Discuss the matter with your Regional Vice President of Operations.

7.

Continuing Medical Education and In-Service Training Programs - Apria Healthcare may not pay the cost of Continuing Medical Education Seminars for a physician or any related travel expenses. This is a direct benefit to the physician and may be construed as a kickback for referrals. In-service training programs may be provided to certain referral sources, such as nursing homes, as part of Apria Healthcare’s charges for its services and products. Such training programs must, however, be related to the services and/or products Apria Healthcare provides.

BILLING

Apria Healthcare employees who are involved in the billing and collection function are expected to understand and comply with all billing-related policies and procedures established by the Company, as well as applicable requirements of third party payors (including Medicare and Medicaid) to which home healthcare service and product claims are submitted.

Apria Healthcare shall bill only for goods and services that are properly ordered and delivered or performed, as appropriate. In no event shall Apria Healthcare bill for equipment beyond the date it is provided and the Company should only bill for goods and services for which appropriate documentation exists.

All coding of services must conform to applicable government regulations and commercial payor instructions. All required billing information (including diagnosis coding) must be collected and recorded accurately. All contact with customers to obtain missing information must be properly documented.

Apria Healthcare directors and employees are expected to cooperate fully with all internal and external audits of Apria Healthcare’s billing system.

If you discover any coding error in the billing system, the matter should be brought to the attention of your supervisor so that he or she may determine the nature and magnitude of the problem and the appropriate corrective action. Apria Healthcare’s policy is to refund any overpayments received as a result of coding errors and to notify the appropriate carrier or commercial payor of the problem. All such matters should also be brought to the attention of your Regional Revenue Manager and, in the case of government billings, to the attention of the Senior Vice President of Regulatory Affairs.

The Company may not routinely waive or write off copayments and deductibles for services rendered. Such a practice could cause the Company to violate its contractual obligations to the carriers as well as certain governmental regulations.

You should consult the Company’s Reimbursement Updates for questions pertaining to government billing and the Company’s Revenue Management Updates, Payor Updates and Payor Information Center for questions pertaining to commercial billing. The Reimbursement Updates should be maintained in binders in local facilities and can also be found on ApriaNET. The Revenue Management Updates and Payor Updates can be obtained from your Regional Revenue Manager and are available on ApriaNET. The Payor Information Center can also be found on ApriaNET.

All questions about commercial billing can be directed to your Regional Revenue Manager. All questions about government billing can be directed to your Regional Revenue Manager, Government Compliance Manager or the Senior Vice President of Regulatory Affairs.

PATIENT PRIVACY

The Company is committed to maintaining the confidentiality of patients’ protected health information. The Health Insurance Portability and Accountability Act’s (“HIPAA”) privacy regulations established national standards to protect individuals’ medical records and other personal health information. Because the regulations hold violators accountable, with civil and criminal penalties that can be imposed if patients’ privacy rights are found to have been violated, it is especially important that the Company maintain necessary safeguards to protect the privacy of health information. The privacy regulations require that the Company: (i) inform patients about their privacy rights and how their information can be used; (ii) adopt clear privacy procedures; (iii) train employees to understand the privacy procedures; and (iv) secure patient records containing individually identifiable health information so that they are not readily available to those who do not need them. If you have questions relating to health privacy matters, consult your supervisor, the Company’s Privacy Officer, or the Legal Department.

RECORD KEEPING

The law requires Apria Healthcare to prepare and retain a large number of forms and reports in connection with its business. It is Apria Healthcare’s policy to do so fully and accurately. The same applies to forms and reports that are part of Apria Healthcare’s internal management information and control programs. If the Company fails to complete or retain required records, it could be subject to fines and other enforcement action.

All Company records should be prepared accurately, reliably and honestly. Take the time to learn what kinds of records are required in your job and see that they are prepared and stored properly, in accordance with Company policy.

Store all records in a safe and secure location. Records should be organized in a manner that permits prompt retrieval. Dispose of old or unneeded records in accordance with the Company’s record retention policies. This includes electronic data as well as paper records. If you are unsure, always contact your supervisor or manager before disposing of any Company records.

Never enter false or misleading information into Company records. If you are not sure of the accuracy or reliability of information, take steps to verify it or contact your supervisor.

DEPARTMENT OF TRANSPORTATION (DOT) REGULATIONS

In delivering products and services to our patients, Apria Healthcare’s commercial motor vehicle drivers and distribution management team members must comply with the regulations issued by the Department of Transportation (“DOT”). The DOT’s regulations are designed to promote a safe driving environment for our employees as well as the motoring public.

With regard to the Company’s commercial motor vehicle drivers, the DOT has set forth rules limiting the number of hours that employees with commercial driver’s licenses may drive and the number of hours they may work. In addition, the regulations require that a “record of duty status” (also known as a “daily log”) be maintained unless certain criteria are met.

Drivers of commercial motor vehicles are also subject to certain drug and alcohol tests. Pre-employment, random, reasonable suspicion and post-accident tests may be given, depending on the circumstances. The Company must maintain driver qualification files, containing certain documents (commercial driver’s license, medical certificate, motor vehicle report, etc.) with respect to each employee who drives a commercial motor vehicle on behalf of the Company.

The DOT has also set forth rules regarding the transportation of hazardous materials. Each commercial motor vehicle carrying certain threshold quantities of hazardous materials must have the proper placards displayed. In addition, employees handling hazardous materials (including transporting or loading/unloading) must be trained to handle those materials. The hazardous materials must also be properly identified on the shipping papers (route sheets).

The Company is required to perform periodic inspections and maintenance of the Company’s commercial motor vehicles, maintain a list (or “register”) of certain accidents involving commercial motor vehicles operated by the Company and immediately notify the Department of Transportation of certain unintentional releases of hazardous materials.

You should consult Apria Healthcare’s detailed policies regarding each of these areas for more information. These policies can be found in the Logistics Policies and Procedures Manual maintained at each of the Company’s facilities. If you have questions, consult with your supervisor, Branch Manager, the Transportation Safety Management Department, the Director of Logistics, the Director of Employee Relations, or the Legal Department before taking any action.

FOOD AND DRUG COMPLIANCE

It is the Company’s policy to follow all applicable laws and regulations pertaining to the storage, handling and transportation of oxygen. Any person who knowingly violates requirements or prohibitions of such laws can be subject to civil and criminal fines and penalties.

All employees must handle the receipt, testing, transfilling, and distribution of liquid and gaseous oxygen in accordance with Apria Healthcare’s Medical Gases policies and procedures and the Food and Drug Administration’s current Good Manufacturing Practices (cGMP).

If you are unsure whether a particular situation or activity is consistent with cGMP, consult with your supervisor, the Director of TQM, Licensure & Accreditation, or the General Counsel or another member of the Legal Department before taking any action.

COMPETING FAIRLY AND COMPLYING WITH ANTITRUST LAWS

The antitrust laws reflect the government’s commitment to a free enterprise system. Supply and demand and vigorous competition give consumers quality goods and services at economical prices. It is the Company’s policy to comply with all antitrust laws.

The criminal provisions of the antitrust laws prohibit any agreement between competitors regarding prices to be charged, bidding, customers to be solicited or geographic areas to be served. Examples of criminal agreements with competitors include:

•	agreeing upon selling price or list price;
•	exchanging bids with competitors;
•	allocating territories, customers or markets;
•	fixing a price range;
•	setting up a rotation method of bids among competitors;
•	limiting output or restricting delivery/service schedules;
•	fixing discounts, rebates or credit terms.

Such agreements will almost always lead to civil and criminal prosecutions of individuals and of the companies they represent. In this area, as with the other areas discussed in this Code, offenses will likely lead to penalties for individuals consisting of major fines and substantial imprisonment. In addition, the Company could be subject to substantial fines.

Remember that any contact with a competitor is hazardous and could be illegal. Illegal agreements are often proved with evidence of “small talk,” “casual discussions” and “harmless” exchanges of business information. Avoid such discussions, whether they occur in a large, formal group or in a social setting following a trade association meeting.

If a competitor raises such a topic or any other matter that you believe might violate the antitrust laws or our Company policy, you must immediately and firmly decline to discuss it. You should then promptly notify the General Counsel of the event.

If you are unsure whether a particular situation or activity amounts to a violation of the antitrust laws, consult with the General Counsel or another member of the Legal Department before taking any action.

CONFLICTS OF INTEREST

Apria Healthcare directors and employees are required to conduct themselves at all times in accordance with good business judgment for the sole benefit of the Company and in such a manner as not to create a conflict of interest or appearance of such conflict.

No director or employee should have any business, financial, civic or professional interest outside the Company that in any way conflicts with that director’s or employee’s ability to perform his or her duties at the Company with undivided loyalty, unless there is a review by the General Counsel and the express consent of the Chief Executive Officer, or, in the case of directors, review by and consent of a majority of the disinterested directors of the Company.

The Company does not intend to interfere with the rights of directors and employees to engage in outside business or other activities that do not conflict with the obligations of their position or the interest of the Company.

An employee may be disciplined up to and including discharge for having engaged in conduct which constitutes a conflict or for failing to disclose promptly a situation involving an actual or potential conflict of interest. Directors engaging in conduct which constitutes a conflict of interest will be subject to discipline as determined by the Board of Directors.

You should consult Apria Healthcare’s detailed policy statement regarding conflicts of interest. The statement is published in the Human Resources Policies and Procedures Manual, is available on ApriaNET, or can be obtained from your Branch Manager, Division Human Resources Manager, Regional Vice President, or corporate Vice President.

CORPORATE OPPORTUNITIES

Directors and employees are prohibited from: (a) taking for themselves personally opportunities related to the Company’s business; (b) using the Company’s property, information, or position for personal gain; or (c) competing with the Company for business opportunities, provided, however, in the case of directors, if the Company’s disinterested directors determine that the Company will not pursue an opportunity that relates to the Company’s business, a director may do so. Employees should refer questions regarding the appropriate course of action to the General Counsel or another member of the Legal Department before taking any action.

ENVIRONMENTAL LAWS

The Company’s policy is to obey strictly the laws that protect the environment. Employees must obey environmental laws, not only because it makes sense, but also because a violation can be a crime. Any person, who knowingly violates requirements or prohibitions of such laws, including the stated conditions of approved permits, can be subject to civil and criminal fines and penalties.

Hazardous waste must be handled according to the law. Individuals and companies that mishandle hazardous waste run a substantial risk of being prosecuted. Violators have been fined or imprisoned for improper dumping of waste.

All employees are expected to handle biohazardous and other waste materials in accordance with established control, storage and disposal procedures. All spills or accidents involving hazardous materials should be reported promptly in accordance with such procedures and to your immediate supervisor.

If you are unsure whether a particular situation or activity amounts to a violation of environmental laws, consult with your supervisor or manager, the Senior Vice President of Human Resources (for risk management issues), Director of Real Estate or the General Counsel or another member of the Legal Department before taking any action.

SECURITIES LAWS

If investors believe that the price of our Company’s stock or other securities is subject to unfair manipulation by the Company or its employees or directors, they will lose faith in us. In addition, we must protect and not misuse the confidential information of our customers, suppliers and other business partners.

Accordingly, directors and employees who obtain confidential information, through their service as directors or employment, about the Company, its customers, suppliers or others with whom the Company may negotiate, may not use the information for their own or others’ personal advantage, including that of friends or family members. This includes “insider trading,” i.e., buying or selling stock or other securities issued by the Company, its customers, suppliers or other business partners, based on confidential information or attempting to “beat the market” by purchasing or selling stock shortly before, simultaneously with, or within a short time after, public release of confidential information. Insider trading is a criminal offense, with substantial monetary penalties and jail terms.

Confidential information includes any important information that has not been made available to the public, that provides insight into current or anticipated business activities of the Company, or its customers, suppliers or other business partners, and which an investor would consider helpful in deciding whether to buy or sell stock or other securities.

Some matters that the Company considers important confidential information include:

•	potential mergers, acquisitions, joint ventures or restructuring;
•	changes in management or control of the Company or another corporation;
•	material changes in the products or services offered by the Company;
•	financial information, such as earnings announcements or projections;
•	new contracts or the loss of a contract;
•	plans for new borrowings, securities offerings, splits or repurchases.

If you are thinking about buying or selling stock or other securities, based upon information that might be considered confidential, you should first consult with the General Counsel or another member of the Legal Department.

You should not discuss confidential work matters with friends, relatives or other non-employees, or in public places, such as elevators, public transportation (including airplanes) or restaurants. Do not encourage others to use confidential information to trade in the stock or other securities of the Company, its customers or suppliers or other companies with which the Company is dealing. All inquiries regarding the Company from non-employees, such as financial analysts and journalists, should be directed to the office of the Chief Executive Officer.

If you are unsure whether a particular activity or situation amounts to a violation of the securities laws or insider trading, consult with the General Counsel or another member of the Legal Department before taking any action.

FREEDOM OF CHOICE

Patients are to be treated by healthcare providers with respect. Inherent in this concept is the Company’s commitment to honoring a patient’s freedom to choose his or her healthcare provider.

COMPUTER SYSTEMS

Software and data must be protected from damage, alteration, theft, fraudulent manipulation, unauthorized access and disclosure of confidential Company or customer information. Each employee must follow measures to keep such information secure. Where appropriate, passwords should be used. Passwords should not be shared or disabled, and computers should not be left on with confidential information on the screen if there is any chance it could be viewed by an unauthorized person.

Employees must observe copyright restrictions for software and associated documentation. Do not copy computer software programs or use personal software on Company computer equipment. Doing so could be a violation of federal copyright laws and possibly introduce a computer virus into our system. The Corporate Information Services Department is the only authorized department to load software on Company computer systems.

Company computer facilities, including voice mail, electronic mail and Internet access systems, are provided only for Company projects and may not be used for any other purpose. Messages may not contain offensive or defamatory content, such as comments or images that would offend someone on the basis of his or her sex, race, color, religious creed, national origin, sexual orientation, age, disability, marital status, veteran status or any other characteristic. All materials stored, processed, sent or received on these facilities are the Company’s property and are subject to inspection and monitoring by the Company at any time and without prior notice. Any misuse of these facilities could lead to termination of employment with the Company.

CUSTODY, CARE AND USE OF COMPANY ASSETS

Company assets that are assigned or made available to Apria Healthcare directors and employees may be used only for authorized Apria Healthcare business purposes. This applies to physical assets such as medical or office equipment, vehicles, computers, drugs and supplies, as well as other types of items such as Company records, patient information and customer lists.

Apria Healthcare directors and employees who are given custody of Company equipment or other assets are expected to maintain and properly care for them. Damage to assets should be reported promptly to appropriate Company personnel. Equipment that becomes damaged or is no longer needed should be returned to the Company for repair or reassignment.

All Company assets in the custody of Apria Healthcare employees are to be returned in acceptable condition upon termination of employment; directors are to return any Company assets upon the termination of service as a director.

GOVERNMENTS AND GOVERNMENT AGENCIES

The Company has significant dealings with federal, state, and local governments, both as a supplier of goods and services and as a corporate citizen. Governments are entitled to respect and to be treated with integrity. Statements made and records submitted to government purchasing agents (including Medicare intermediaries) are not to be misleading or inaccurate. Bids are to be made in good faith. Sufficient care must be taken to ensure proper recording and charging of all costs to the proper account.

The Company’s dealings with governments are also to be done at “arm’s length.” No director or employee may, directly or indirectly, offer or make any payment, gift, bribe, secret commission or other benefit to influence the decision or action of any government employee, official, candidate or political party.

If you are unsure whether a particular situation or activity with respect to a government or government agency might constitute a violation of the law, consult with the General Counsel or another member of the Legal Department before taking any action.

GOVERNMENT INVESTIGATIONS AND INFORMATION REQUESTS

Prosecutors have broad authority to investigate possible civil and criminal violations. They can convene grand juries, subpoena documents and seek interviews or testimony of Company employees.

Company policy is to cooperate with every reasonable request of government investigators. At the same time, the Company is entitled to all the safeguards provided by law for the benefit of persons under investigation or accused of wrongdoing, including legal representation.

If a representative of any government or government agency seeks an interview with you or requests access to data or documents for the purposes of an investigation, you should refer the representative to the General Counsel or another member of the Legal Department. You should then immediately notify the General Counsel or another member of the Legal Department. You should also preserve all materials that might relate to the investigation.

SPECIAL ETHICS OBLIGATIONS FOR EMPLOYEES WITH ACCOUNTING AND FINANCIAL REPORTING RESPONSIBILITIES

As a publicly owned company it is of critical importance that the Company’s filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with the Company, employees may be called upon to provide information to assure that the Company’s public reports are complete, fair and understandable. The Company expects all of its personnel to take this responsibility seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

The Company’s Chief Executive Officer and all accounting and finance personnel bear a special responsibility for promoting integrity throughout the organization, with responsibilities to stakeholders both inside and outside of the Company. The Chief Executive Officer and all accounting and finance personnel have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the Company as a whole that ensures the fair and timely reporting of the Company’s operating results and financial condition.

Because of this special role, the Chief Executive Officer and all accounting and finance personnel, including the Chief Financial Officer, senior financial officers and controllers, are required to comply with the following obligations, and each agrees that he or she will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.
•

Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, government agencies and in other public communications.

•	Comply with rules and regulations of the jurisdictions in which the Company conducts business and other appropriate private and public regulatory agencies.
•	Act in good faith, responsibly, and with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.
•

Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose such information. Confidential information acquired in the course of one’s work will not be used for personal advantage.

•	Promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.
•	Achieve responsible use of and control over all assets and resources employed by or entrusted to the individual.
•

Promptly report to the Chair of the Audit Committee any conduct that the individual believes to be a violation of law or this section of the Code, including any transaction or relationship that reasonably could be expected to give rise to such a conflict.

ETHICS AND COMPANY DISCIPLINE

Common sense, good judgment and acceptable personal behavior are expected of each Apria Healthcare director and employee. Violations of Company rules and performance standards are dealt with through the Company’s normal disciplinary procedures. Depending on the circumstances, violations of laws or regulations, or Company policies or procedures, may entail more serious discipline, up to and including immediate discharge.

Following are examples of conduct that will result in disciplinary action:

•	authorizing or participating in a violation of the law, regulation or Company policy;
•	withholding or failing to report information about such violations;
•	providing inadequate supervision or displaying a lack of diligence or commitment in assuring ethical behavior or conformance to Company policies;
•	attempting to retaliate or retaliating against individuals who report suspected violations;
•	making deliberately false or frivolous reports of ethical violations;
•	discriminating against or harassing other employees.

A FEW CLOSING WORDS

This handbook is intended to give you a broad summary of information you should know about Apria Healthcare. It is general in nature, so please do not hesitate to speak to your supervisor, the Human Resources Department, or the Legal Department if you have any questions that are not answered here. Except for our “Employment at Will Statement,” the Company retains the right to discontinue or modify any of the benefits and rules contained in this handbook.

This information has been prepared to help non-union employees understand basic Apria Healthcare policies and benefits. Where conflicts in policies and benefits exist for union employees, the collective bargaining agreement will take precedence.

ACKNOWLEDGMENT OF RECEIPT AND
CERTIFICATION OF COMPLIANCE WITH
CODE OF ETHICAL BUSINESS CONDUCT

(This acknowledgment and certification is required to be completed annually and signed by all directors and senior executives, including senior financial officers and controllers.)

I have received and read the Code of Ethical Business Conduct (the “Code”) and understand the standards and policies contained in the Code and that there may be additional policies or laws specific to my position with the Company. I agree to comply with the Code.

Signature	__________________________
Name:	__________________________
Title:	__________________________
Date:	__________________________